Exhibit 12

PIFCo

RATIO OF EARNINGS TO FIXED CHARGES

	In Thousands of U.S. Dollars
	For the Year Ended December 31,	For The Year Ended December 31,
	2001	2000	1999	1998
Income (loss) before income taxes and minority interest	(20,331)	26,329	20,393	1,008
Add fixed charges as adjusted (from below)	187,020	219,637	142,232	62,359
Earnings	166,689	245,966	162,625	63,367
Fixed charges:
Interest expense:
Interest on Indebtedness	178,979	219,637	142,232	62,359
Dividends declared
Capitalized
Amortization of debt costs	8,041
Interest portion of rental expense

Fixed charges before adjustments	187,020	219,637	142,232	62,359
Less capitalized interest
Fixed charges as adjusted	187,020	219,637	142,232	62,359
Ratio (earnings divided by fixed charges before adjustments)	0.89	1.29	1.14	1.02

PIFCO

Ratio of earnings to fixed charges

For the Six-Month Period Ended June 30,
2002
Income (loss) before income taxes and minority interest	(49,749)
Add fixed charges as adjusted (from below)	126,999
Earnings	77,250

Fixed charges:
Interest expense:
Interest on Indebtedness	120,069
Dividends declared
Capitalized	677
Amortization of debt costs	6,930
Interest portion of rental expense

Fixed charges before adjustments	127,676
Less capitalized interest	-677
Fixed charges as adjusted	126,999

Ratio (earnigns divided by fixed charges before adjustments)	0.61

Memória de Cálculo:

Despesas de juros + Desp Amort (Conforme DRE)	133,142
Despesas – Outras	(13,073)

120,069
Despesas Amortizadas:
PIFCO – Outras
PIFCO – Quadro demonstrativo
PIFCO – Seguro Notes
PFL

6,930

Outras Despesas	6,143

Total de despesas	126,999